

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

February 18, 2010

<u>Via U.S. Mail</u>

Mr. John D. Johnson, Chief Executive Officer
CHS Inc.
5500 Cenex Drive
Inner Grove Heights, Minnesota 55077

  Re: **CHS Inc.**
    Form 10-K for the fiscal year ended August 31, 2009
    Filed November 10, 2009
    File No. 000-50150

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief